WORKERS AHEAD

**2024**
Annual
Report


CLICK


DAVEY
*Proven Solutions for a Growing World*

# SUMMARY FINANCIAL DATA

| Operating Statement Data: | 2024 | 2023 | 2022 | 2021 | 2020 |
|---|---|---|---|---|---|
| | *Year Ended December 31,* | | | | |
| Revenues | $ 1,841,687 | $ 1,693,481 | $ 1,511,081 | $ 1,378,053 | $ 1,287,552 |
| Costs and expenses: | | | | | |
| Operating | 1,188,557 | 1,089,605 | 976,316 | 884,232 | 823,297 |
| Selling | 322,801 | 305,624 | 271,882 | 242,453 | 227,392 |
| General and administrative | 151,361 | 132,571 | 116,036 | 99,784 | 89,528 |
| Depreciation | 64,562 | 53,571 | 51,969 | 52,927 | 53,888 |
| Amortization of intangible assets | 5,432 | 5,072 | 3,228 | 3,044 | 2,827 |
| Gain on sale of assets, net | (5,710) | (7,169) | (8,586) | (5,653) | (3,581) |
| Income from operations | 114,684 | 114,207 | 100,236 | 101,266 | 94,201 |
| Interest expense | (20,331) | (13,745) | (6,129) | (4,973) | (6,899) |
| Interest income | 3,216 | 1,894 | 955 | 175 | 2,135 |
| Other expense | (8,378) | (5,120) | (9,863) | (7,021) | (5,555) |
| Income before income taxes | 89,191 | 97,236 | 85,199 | 89,447 | 83,882 |
| Income taxes | 24,395 | 25,096 | 23,909 | 23,748 | 22,945 |
| Net income | $ 64,796 | $ 72,140 | $ 61,290 | $ 65,699 | $ 60,937 |
| Earnings per share-diluted * | $ 1.47 | $ 1.58 | $ 1.31 | $ 1.38 | $ 1.32 |
| Shares used for computing per share amounts-diluted | 44,134 | 45,538 | 46,737 | 47,590 | 46,066 |
| **Other Financial Data:** | | | | | |
| Depreciation and amortization | $ 69,994 | $ 58,643 | $ 55,197 | $ 55,971 | $ 56,715 |
| Capital expenditures | 143,182 | 87,322 | 89,240 | 67,528 | 51,650 |
| Cash flow provided by (used in): | | | | | |
| Operating activities | 144,546 | 71,450 | 77,898 | 75,969 | 152,081 |
| Investing activities | (169,643) | (99,875) | (131,516) | (87,178) | (54,928) |
| Financing activities | 31,787 | 20,918 | 52,827 | 14,443 | (92,059) |
| Cash dividends declared per share * | .10 | .09 | .08 | .06 | .05 |

*2020 figures have been adjusted for the two-for-one stock split effected in October 2021.



**ANNUAL MEETING**
The Annual Meeting of Shareholders of The Davey Tree Expert Company will be held at the Davey SEED Campus in Kent, Ohio on Tuesday, May 20, 2025, at 5:00 p.m. EDT.

**ACCESS TO COMPANY REPORTS**
All periodic reports filed with the Securities and Exchange Commission (SEC) can be viewed through our Internet website, by hyperlink to the SEC's website (http://www.sec.gov). Also, copies of our Annual Report on Form 10-K are available, without charge, upon written request.

**VISIT OUR WEBSITE**
To learn more about The Davey Tree Expert Company visit us at http://www.davey.com/shareholders/

# BALANCE SHEET DATA

| Balance Sheet Data: | Year Ended December 31, 2024 | 2023 | 2022 | 2021 | 2020 |
|---|---|---|---|---|---|
| Total assets | $ 1,407,551 | $ 1,281,060 | $ 956,221 | $ 772,941 | $ 655,354 |
| Long-term debt | 338,655 | 283,177 | 230,768 | 123,531 | 77,068 |
| Other long-term liabilities | 377,275 | 380,457 | 180,305 | 154,663 | 125,353 |
| Redeemable common shares related to 401KSOP and Employee Stock Ownership Plan (ESOP) | 195,551 | 188,680 | 169,978 | 169,931 | 153,387 |
| Shareholders' equity | 173,589 | 152,474 | 129,800 | 103,840 | 79,674 |
| Redeemable common shares related to 401KSOP and Employee Stock Ownership Plan (ESOP) | 8,114 | 8,499 | 9,188 | 9,392 | 10,226 |
| Common shares: * | | | | | |
| Issued | 77,713 | 77,328 | 76,640 | 76,436 | 75,602 |
| Less: In treasury | 45,353 | 44,480 | 43,110 | 41,325 | 40,187 |
| Net outstanding | 40,474 | 41,347 | 42,718 | 44,503 | 45,641 |
| ESOT valuation per share * | $ 24.10 | $ 22.20 | $ 18.50 | $ 18.10 | $ 15.00 |

*2020 figures have been adjusted for the two-for-one stock split effected in October 2021

**CASH DIVIDENDS**
**$0.10**
Dividends Per Share

+11.11%

**STOCK PRICE**
**$24.10**
Stock Price Per Share

+8.6%

**TOTAL SHAREHOLDERS**
As of Dec. 31, 2024

6,603

**NET REVENUE**
**$1,841,687**
Net revenues (in 000s)

+8.8%
Year-to-year


DAVEY

# OVERVIEW



Pat Covey, Chairman, President and CEO

I am proud to announce that 2024 was another record-breaking financial year for Davey Tree. Since becoming employee-owned in 1979, we have experienced remarkable revenue and share price growth. I want to express my gratitude to our employees and their families, as well as our clients, partners, and shareholders, for their dedication to helping us achieve such tremendous success. Our foundation remains strong, and we are excited to capitalize on future growth and investment opportunities.

As our company grows and evolves, we remain focused on the strategic priorities that shape and drive our continued success. The level of success that we achieve in the coming years will be defined by hiring, developing, and retaining exceptional teammates, providing innovative solutions and exceptional value to expand our client base, mitigating company risk, pursuing strategic acquisitions, and strengthening the relationships with the communities in which we live and work. We will meet these complex and ambitious objectives with a strong commitment and adherence to the core values that define how we operate: Safety, Integrity, Expertise, Leadership, Stewardship, and Perseverance. These foundational principles have been essential to our past success, and they will continue to provide opportunities for our employees, value to our clients, and financial benefits to our shareholders.

CLICK

UTILITY SERVICES

2024 REVENUE:
Increased by
$77.9 million
or
8.3%



**RESIDENTIAL/COMMERCIAL SERVICES**

**2024 REVENUE:**
Increased by

**$65.9** million
or
**8.5%**

CLICK

In 2024, the Company generated net revenues of $1.84 billion, reflecting an 8.8% increase compared to net revenues of $1.69 billion in 2023. Our Residential/Commercial (R/C) and Utility business segments both achieved record revenues, driven by a strong second half supplemented by storm-related work from Hurricanes Beryl, Helene, and Milton. With every storm opportunity, we continue to leverage and strengthen the Company's service line diversification and our ability to adjust for and overcome the logistical challenges that storm recovery projects create. Driven by an opportunistic mentality and a focus on ONEDavey utilization of our collective talents, we continue to build upon our reputation as the industry leader in supporting complex storm recovery efforts.

For the year, income from operations increased slightly to $114.7 million, compared to $114.2 million in 2023. Interest expense rose by $6.6 million to $20.3 million due to our planned increase in debt related to strategic infrastructure investments and elevated interest rates. Net income decreased by $7.3 million, or 10.2%, to $64.8 million, compared to $72.1 million in 2023. As we move into 2025, the Company is well-positioned to capitalize on growth opportunities, supported by a strong balance sheet, robust cash flow, and improved operational efficiencies. Our commitment to future growth remains unwavering, with key initiatives including the completion of the Davey SEED (Science, Employee Education, and Development) Campus training facility, advancing to phase 3 of the SAP S/4 HANA® system upgrade, enhancing employee safety through the implementation of the Motive Telematics/Camera Driver Safety Platform, proactive employee safety practices, and pursuing strategic acquisitions. These long-term investments reflect the Company's dedication to attracting, developing,

and retaining top talent in our industry while strategically positioning the Company for continued growth over the next decade.

As of December 31, 2024, Management Planning Inc., our independent stock valuation firm, reported that our stock price increased $1.90 to $24.10 per share. This represents a 5.7% rise from the mid-2024 price of $22.80 and an overall 8.6% gain for the year. Diluted earnings per share reduced from $1.58 in 2023 to $1.47 in 2024. Our total shareholders' equity reached a record-high $369.1 million, up from $341.1 million at the close of 2023. Additionally, I am pleased to announce that during the March 2025 Board of Directors' meeting, our dividend trend will continue, as a dividend of $0.025 per share was approved for the second quarter of 2025.

## OPERATIONS

Following a record year in 2023, both our R/C and Utility segments achieved another year of impressive revenue growth in 2024. The R/C segment increased revenue by $65.9 million, or 8.7%, compared to the previous year, driven by strong performance across all service lines. Our Utility segment saw revenue rise $77.9 million, or 8.3%, despite some disruptions from our clients that directly impacted a few service lines in the Utility segment. Special recognition is owed to our service line managers, who adeptly reallocated equipment and personnel to take advantage of storm-related work resulting from the year's historic hurricane season.

## RESIDENTIAL / COMMERCIAL

The R/C segment improved profitability by 8.5% year-over-year, driven primarily by margin enhancements in the Canada Residential and

Resource Group R/C operations. The Resource Group R/C revenue grew by $18.6 million, or 12.8%, compared to 2023, reflecting continued expansion both organically and through targeted acquisitions. Although the R/C segment encountered a slow start to the year due to a lack of snow, low backlog, and a cold, wet spring, the team effectively overcame labor challenges and wage cost pressures and capitalized on storm-related opportunities during the second half of the year. The segment's consistent growth and stable performance directly reflect the team's commitment, resilience, and ability to deliver tailored solutions that address the specific needs of our clients.

The R/C Tree Care service line experienced a revenue increase of $33.2 million, or 7.5%, compared to 2023. This growth was driven by renewal marketing efforts, enhanced productivity, storm-related projects, and a strong commitment to providing exceptional client service. Commercial Landscape Services (CLS) saw revenue increase by $13.1 million, or 9.7%, compared to 2023. While a significant portion of this increase was attributable to storm-related activities, including cleanup operations in North Carolina, Texas, and Florida, we also saw significant improvement and growth in our branches, special projects, and golf divisions. We extend our sincere appreciation to the R/C field employees and management teams for their steadfast dedication, consistency, and hard work throughout 2024.

As we move into 2025, we are experiencing strong demand for our services, with storm cleanup efforts extending into the first quarter. To maintain momentum in our R/C segment, we are focused on training new sales arborists, refining marketing programs to boost renewal rates, and enhancing client engagement efforts.

## UTILITY

Our Utility segment revenue increased by $77.9 million, or 8.3%, compared to the previous year, surpassing $1 billion in revenue. To put that in perspective, it wasn't that long ago when, in 2018, the Company as a whole achieved the $1 billion revenue threshold, making the achievement of the billion-dollar revenue year by the Utility segment alone that much more impressive.

This year's Utility growth was primarily driven by strong performance in the Eastern and Western Utility line clearance operations and the Utility Resource Group's Asset Management operations. Specifically, Eastern Utility saw an increase of $48.6 million, or 18.9%, year-over-year; Western Utility grew by $45.5 million, or 18.8%; and Utility Asset Management (UAM) rose by $35 million, or 18.1%. A significant portion of the line-clearance growth can be attributed to storm-related work following Hurricanes Beryl, Helene, and Milton. At the peak of the storm recovery efforts, more than 1,000 employees were deployed to recovery areas. We extend a special thanks to these employees for their dedication and hard work restoring power across North Carolina, Georgia, Florida, and Texas. Many of these employees spent weeks away from their families, and we deeply appreciate their commitment to supporting the communities affected by these storms.

Profitability in our Utility segment grew by $14.9 million, or 23.6%, compared to 2023. Similar to the segment's revenue gains, this substantial increase was driven by the strong performance of our Eastern and Western Utility line clearance operations and the Utility Resource Group's Asset Management team. Davey's leadership continues to focus on aggressively pursuing and retaining

work that we can be financially successful on while meeting business risk objectives with clients seeking the safety, workforce development, and work efficacy we provide better than any of our competitors. As we enter 2025, we are strategically positioned to support our utility clients with comprehensive vegetation management, asset management, and environmental planning solutions.

I would like to express my sincere gratitude to Larry Evans, executive vice president and general manager of the Davey Tree Surgery Company, who will be retiring in June 2025. Larry has successfully worked with and led our Western Utility line clearance operations for 45 years. His dedication, leadership, and operational grit have driven significant growth and success within the segment. Larry will be greatly missed by me, the entire management team, and his Surgery Company team. All the best to Larry and his wife, Lorri, in his well-earned retirement.

Thank you to all the Utility service line teams for their exceptional efforts in 2024. Your resilience, leadership, discipline, and operational innovation continue to add great value to the Company, and we look forward to a promising and successful 2025.

## CANADA

In 2024, our Canadian operations achieved steady growth in both revenue and profitability. The Residential segment led this performance, recording a 4.8% increase in revenue compared to 2023. Meanwhile, the Utility segment saw a 1% decline in revenue, largely due to a reduction in wildfire restoration activities that contributed $7 million in revenue in 2023. Excluding this factor, the Canada Utility segment would have experienced a 13.9% year-over-year revenue increase. Overall, it was a successful year, and we commend the



CLICK

UTILITY VEGETATION MANAGEMENT



CLICK

UTILITY ASSET MANAGEMENT



CLICK

COMMERCIAL LANDSCAPE SERVICES

2024 REVENUE:
Increased by

$13.1 million
or
9.7%

Canadian team for their disciplined execution and innovative management, which enabled them to capitalize on key opportunities throughout 2024.

As we enter 2025, we are closely monitoring the geopolitical risks surrounding U.S. relations with key trade partners worldwide, including Canada. While it is too early to assess the full impact of potential tariffs and trade wars on our business, we recognize the possibility of slowdowns in consumer spending and inflationary pressures caused by taxes on products we purchase from abroad. Our team is diligently tracking these developments within our Canadian operations and is prepared to make any necessary adjustments to mitigate any adverse effects caused by trade wars on items we import or services we provide in Canada.

## EMPLOYEE INVESTMENT AND ENGAGEMENT

Throughout 2024, we made significant progress on two key initiatives that will equip our employees with resources and knowledge to maintain the high level of service we provide our clients.

In 2024, we added a new action item to the Davey Strategic Plan Vision 2030 that set the stage for assessing and upgrading the physical condition and standardization of all company-owned facilities for R/C Services, CLS, and Fleet Services shops in the U.S. We have recently made a significant investment in the Kent corporate office with the third wing addition and remodeling of the original wings. We want to ensure a comprehensive and consistent standard for the experience our field offices provide our employees and customers in Davey locations outside of Kent, Ohio. We have a trusted partner in the Ruhlin Company, which managed the

construction of the corporate third wing and the ongoing SEED Campus and guided us through assessing 40-plus company-owned properties.

Recommendations for property improvements include interior enhancements such as flooring, paint, and utilities that elevate our employees' experience in their work locations and recruiting and brand-enhancing external improvements.

Similarly, the SEED Campus will provide us with a state-of-the-art venue to showcase our commitment to training, safety, research, and the green industry, and dramatically improve our ability to achieve the Company's strategic plan objective to "make Davey a great place to work while delivering client and shareholder value." Like employee ownership, the training and development opportunities at the SEED Campus will affirm Davey's position as the leader in the green industry when it comes to attracting, retaining, developing, and providing opportunities for our employees.

The campus will feature a dedicated research lab to support our products and services, while research plots comprise approximately 35 acres of the property. Tree, turf, soil, and plant health care experiments are already established, and pollinator-supportive plant seeding methods are being studied for utility corridor management practices. A greenhouse with four separate climate-controlled sections will allow for specialized research under controlled conditions through the ability to grow plant material on-site year-round. An estimated 10-15 research trials will be in process at the SEED Campus in 2025.

The campus showcases our industry-leading investment in training and research while reinforcing a commitment to caring for the environment, which is at the core of Davey's identity. A

640-kilowatt solar array, on-site stormwater management, repurposed and historic structural timbers, energy-efficient construction materials, and other elements support our aim of achieving gold-level LEED (Leadership in Energy and Environmental Design) certification. Combined with the property's focus on sustainability, we believe this one-of-a-kind, state-of-the-art facility provides an opportunity to raise the bar not only for Davey, but the green industry as a whole. Additionally, the property's 20-plus acre arboretum will be submitted for ArbNet status, and we will pursue certification through The Sustainable Sites Initiative for the property's sustainability in planning, design, construction, and management of the landscape and outdoor spaces.

We are confident that, in the years to come, managers across Davey will see the opportunities that the SEED Campus can provide their employees and will fully utilize its training and research components.

Dan Joy has been the heart and soul of the vision, planning, and construction of the SEED Campus, starting from the groundbreaking until its completion in the second quarter of 2025. Dan will retire from Davey mid-year after a nearly 50-year career in operations, safety, and strategic leadership. I want to congratulate Dan on his incredible career with Davey and thank him for the legacy he is leaving us with his leadership in the construction and completion of the SEED Campus. All the best to Dan and his wife, Lisa, in his well-earned retirement."

The SEED Campus and facilities improvement investments exemplify how we strive to attract, engage, and retain the best people our industry offers. Another key recruiting and retention component at Davey remains our employee-ownership opportunities. In 2024, while celebrating 45 years of employee ownership, our shareholders voted to shorten the eligibility period for participation in the Employee Stock Purchase Program (ESPP). Thanks to this vote, employees can now participate in the ESPP after six months of continuous employment, whereas employees previously had to wait one year to participate in the program.

## USES OF CAPITAL

In 2024, we continued to prioritize strategic investments in the Company, focusing on our employees, technology, and infrastructure. We anticipate these investments will continue into 2025 and beyond, as they are integral to our success. While these investments are essential in driving the Company's next phase of growth, maintaining strong liquidity will always remain a critical focus. The Company has significant cash requirements, primarily for stock redemptions, technology investments, and capital expenditures, including equipment, land, and building investments, which are needed for our continued growth. Another area of cash use relates to the Company's legal claims. As with all companies our size, there are claims relating to workers' compensation, auto, and other areas. We proactively manage these claims; however, with increases in settlement and verdict costs and our litigious society, the price of these claims continues to materially increase. Our treasury, accounting, and operations teams are dedicated to managing the Company's cash and working capital, ensuring we have ample liquidity to meet our investment needs.

Our key investments for 2025 will closely align with those of prior years, focusing on the SAP S/4 HANA® upgrade, the ongoing development

of the Davey SEED Campus, and the continued modernization of our company-owned facilities. We will continue acquiring real estate to strengthen our presence in key markets and pursue strategic acquisitions to support our growth objectives. As we continue to invest in these projects, we have taken the necessary steps to withstand an increase in our debt balances in 2025. To ensure that we maintain the appropriate level of liquidity, the Company renewed its revolving credit facility, upsizing the facility to $400 million. The Company also renewed its private placement shelf agreement, allowing up to $250 million in private placement notes to be issued.

Despite our planned increase in debt, our balance sheet and liquidity position remain strong and well within acceptable leverage ratios. The Company redeemed $76.1 million in stock during 2024, consistent with the last two years. The Company also distributed $4.1 million in dividends to shareholders, representing 6.4% of net income for the year.

As a company, we strive to positively impact the communities where we work and live and prioritize the safety and well-being of our employees and the communities they represent. Our safety and operations teams remain focused on improving employee health and safety through continuous training and the implementation of data-driven solutions designed to prevent injuries before they occur. Our fleet and procurement teams are also committed to sourcing equipment that emphasizes fuel efficiency and employee safety. In 2024, we partnered with Motive to launch a fleet management and driver safety telematics platform, which will be deployed across our fleet of approximately 8,000 vehicles over the next year.

This platform will enhance driver safety by coaching our drivers based on utilizing onboard vehicle telematics, including cameras. We anticipate implementing this technology throughout 2025 through a phased-in approach with our service lines. Additionally, we are increasing our use of hybrid vehicles and battery-powered equipment in select markets and on noise-sensitive properties.

Finally, on the sustainability front, we are pleased with the success of our first biochar facility in the Chicago area. This facility produces biochar from wood waste sourced from our clients' properties. Biochar has been traditionally used in agriculture and lawn care applications but is now being used in construction and water filtration. These initiatives demonstrate our commitment to employee safety, environmental sustainability, and promoting a greener future for our communities.

## ACQUISITIONS

In 2024, we were excited to welcome four new companies and their talented employees into the Davey family. These additions allow us to expand our service offerings, strengthen our expertise, and attract skilled employees who align with the values of our company. Our acquisition approach focuses on identifying the right opportunities that drive growth and provide meaningful value, as well as service line diversification, to the Company and our clients. While the market for top-tier companies is extremely competitive, we believe our company culture, leadership, and track record of success make us a standout choice for those seeking a potential buyer.

A notable example of this strategy is our acquisition of VanCuren Services and Midwest Land Clearing in 2024. VanCuren has provided tree care services





in Northeast Ohio for over 30 years, serving residential, commercial, and utility clients. Midwest Land Clearing offers a range of services, including tree removal, land clearing, mulching, and debris hauling across the region. Acquisitions such as these bring with them dedicated employees, enhance our service portfolio, and strengthen our ability to meet the diverse needs of our customers.

Overall, acquisitions remain a key driver of our growth, helping us to enter new markets, broaden our capabilities, and tap into enhanced expertise. Davey has become a trusted partner for business owners looking to unite with a company that shares their values and vision and while organic growth will remain central to our revenue strategy, acquisitions will continue contributing to our success. By pursuing both paths, we are confident in achieving long-term, sustainable growth.

## STRATEGIC PLAN

We continue to advance our Davey Strategic Plan by driving key initiatives across our employee, client, and shareholder strategies. Our Vision 2030 objective remains focused on making Davey a great place to work while delivering value to clients and shareholders. We hold bimonthly meetings with the Strategic Leadership Team to ensure we remain committed to the right priorities and that tasks are being completed. Each initiative has a dedicated team that meets regularly to drive execution and ensure projects stay on track.

In 2024, we made significant progress on several fronts. We expanded our wellness programs by developing a corporate stretching program and launching the DaveyConnect wellness hub, an initiative aimed at enhancing employee safety and well-being. We also completed the company-owned facility on-site assessments, a critical step in ensuring our facilities remain safe, inviting, and aligned with our commitment to a great workplace. On the technology front, we are exploring opportunities and establishing guidelines around artificial intelligence (AI), preparing the Company for AI adoption. Additionally, we realized cost savings through strategic purchasing agreements with key suppliers, expanded our shareholder relations program, and enhanced supplier diversity reporting for clients, among other achievements.

We will continue to share progress on Vision 2030 through townhall meetings and DaveyConnect for employees, The Davey Bulletin for shareholders, and the Alumni Update for retirees, helping everyone stay informed as we build on our successes and prepare for future initiatives.

## BOARD OF DIRECTORS

In 2024, two members of the Davey Board of Directors retired, and a long-time member of senior leadership was elected to the Board.

Donald C. Brown, retired executive vice president of administration at FedEx Freight, retired from the Davey Board after eight years of service. During his tenure, Brown served on the audit, compensation, and nominating and corporate governance committees. We appreciate Don's efforts and dedication to the Company; his experience will be missed.

Karl J. Warnke also retired from the Board after a combined 44 years of service to the Company as both an active employee and board member.

Several key accomplishments during Warnke's tenure as President and CEO include:

- Developing state-of-the-art employee development tools and processes
- Implementing a formal strategic planning process
- Growing total annual revenue from $308 million in 1999 to $916 million in 2017
- Adding 3,200 new employees during that same period, reaching a peak of 9,000 employees in 2017
- Acquiring the land that would lay the foundation for the SEED Campus

A heartfelt thanks to Karl for his leadership, vision, and 44 years of dedicated service to the Company. We hope he enjoys his well-deserved retirement.

In May, the Board of Directors elected Davey Executive Vice President and Chief Financial Officer Joseph R. Paul to the Board. Joe joined Davey in 2005 as Treasurer. He was promoted to Chief Financial Officer in 2013 and in 2016, to Executive Vice President and Chief Financial Officer. Paul also serves as an officer of the Company.

Catherine M. Kilbane was re-elected to the Board of Directors in 2024, having first been elected in 2018. Both Kilbane and Paul will serve a three-year term ending in 2027. The Company is considering several strong candidates for the two remaining Board seats in 2025.

## LOOKING AHEAD TO 2025

We see many opportunities developing in 2025 and remain focused on the future as we continue investing in our employees, equipment, facilities, and other key resources. These generational investments will position the Company for its next phase of growth. However, our primary competitive advantage remains our employees, who exemplify our core values.

Throughout 2025, we will be celebrating our Company's rich 145-year history. We are also excited to celebrate the completion of our Davey SEED Campus, which will allow us to deliver industry-leading training, research, and development. The continued success of our organization is a direct result of the dedication of our exceptional employees, whose talent, creativity, sacrifice, and commitment to our core values are the key drivers of our achievements. We are committed to building on the strong foundation established over the past 145 years and look forward to the success that awaits in the year ahead.

For additional company information and news, please visit https://www.davey.com/shareholders.

Thank you for your ongoing support.

*Patrick M. Covey*

**Patrick M. Covey**

*Chairman, President and Chief Executive Officer*

# SEED CAMPUS ON TRACK TO OPEN IN 2025

The 2025 Davey Annual Shareholders' Meeting will be held at the SEED Campus on May 20, 2025.


1


2

## EXPANDED TRAINING AND RESEARCH

1. The main building at the SEED Campus is approximately 70,000 square feet and includes the 10,000-square-foot climbing training center, laboratories, classrooms, offices, conference rooms, and event space.
2. The climbing training center will include a metal climbing structure for teaching tree climbing techniques indoors and year-round. Here, members of the 2025 Davey Institute of Tree Sciences class tour the climbing training space.
3. A greenhouse facility will offer four separate greenhouse areas with the ability to create independent environmental conditions for specialized, year-round research.
4. A 650-kilowat solar array will power the campus. Additionally, the solar array offers research opportunities for low-maintenance vegetation.
5. The view from the 20-plus acre arboretum looking toward the main building.
6. A playable golf area will offer education opportunities for maintenance training as well as research opportunities for turf management.


3


4


5


6

# OUR VALUES

**OUR VISION:**
We create and deliver sustainable solutions.

**Safety** –
We protect and
care for each other.

**Leadership** –
We take purposeful
action toward our
collective success.

**Integrity** –
We are honest
and truthful
in all we do.

**Stewardship** –
We make the world
around us better.

DAVEY
*Proven Solutions for a Growing World*

**Expertise** –
We use science
and knowledge
to master our craft.

**Perseverance** –
We create solutions
to overcome challenges.

**OUR MISSION:**
We exceed client expectations.





## Board of Directors

| | |
|---|---|
| Patrick M. Covey *G* | Chairman, President & Chief Executive Officer |
| Alejandra Evans *AG* | Retired Senior Vice President, Risk Management, USI Insurance Services |
| Matthew C. Harris *AC* | Principal, HV Holdings LLC |
| Thomas A. Haught *AC* | President & CEO, Sequoia Financial Group |
| Catherine M. Kilbane *AC* | Retired Senior Vice President, General Counsel and Secretary of The Sherwin-Williams Company |
| Joseph R. Paul *G* | Executive Vice President, Chief Financial Officer & Assistant Secretary |
| Charles D. Stapleton *AG* | Retired COO & Executive Vice President, Motorists Insurance Group |

*Committees:*
*A - Audit    C - Compensation    G - Governance*

## Subsidiaries

Chippers, Inc., Woodstock, Vermont

Davey Resource Group, Inc., Kent, Ohio

Davey Tree Expert Co. of Canada, Limited
Ancaster, Ontario & Vancouver Island, British Columbia

Davey Tree Surgery Company, Livermore, California

Mickman Brothers, Inc., Ham Lake, Minnesota

Midwest Land Clearing, Inc., Newbury, Ohio

Standing Rock Insurance Company, Burlington, Vermont

VanCuren Services, Inc., Newbury, Ohio

Wolf Tree, Inc., Knoxville, Tennessee

## Counselors At Law

| | |
|---|---|
| Thompson Hine LLP | Cleveland, Ohio |

## Independent Auditors

| | |
|---|---|
| Deloitte & Touche LLP | Cleveland, Ohio |

## Officers

| | |
|---|---|
| Patrick M. Covey | Chairman, President & Chief Executive Officer |
| Joseph R. Paul | Executive Vice President, Chief Financial Officer & Assistant Secretary |
| Christopher J. Bast | Senior Vice President, Treasurer & Operations Support |
| Joseph E. Day | Executive Vice President & GM, U.S. Residential Operations |
| James E. Doyle | Executive Vice President & GM, Davey Tree Expert Co. of Canada, Limited |
| Larry R. Evans | Executive Vice President & GM Davey Tree Surgery Company |
| James C. Houston | Vice President & GM, Eastern Operations, U.S. Residential/Commercial Services and Commercial Landscape Services |
| Gregory M. Ina | Executive Vice President of the Davey Institute and Employee Development |
| Dan A. Joy | Executive Vice President & Assistant to the President |
| Brent R. Repenning | Executive Vice President of U.S. Utility & Davey Resource Group |
| Erika J. Schoenberger | Vice President, General Counsel & Secretary |
| Thea R. Sears | Vice President & Controller |

## Organizational Vice Presidents

| | |
|---|---|
| John G. Arico | Operations Vice President, Canadian Residential Operations, Davey Tree Expert Co. of Canada, Limited |
| Scott R. Carlin | Vice President & GM, Asset Management Services, Davey Resource Group, Inc. |
| Brian M. Chromey | Vice President, Operations, Wetland Studies and Solutions, Inc. |
| Geoff D. Cowan | Vice President, North Central Operations, U.S. Residential/Commercial Services |
| Jeffrey A. Crites | Vice President, Southeast Operations, U.S. Residential/Commercial Services |
| Anna C. Davis | Vice President, Human Resources |
| Gregory A. Dykes | Vice President of Information Technology |
| Kevin L. Dykstra | Regional Vice President, British Columbia & Yukon Utility, Davey Tree Expert Co. of Canada, Limited |
| Andrew H. Ferguson | Vice President, Western Operations, U.S. Residential/Commercial Services |
| Dylan R. Glazer | Vice President, Operations, Davey Tree Expert Co. of Canada, Limited |
| Frank R. Graziano | Vice President and Chief Technical Officer, Wetland Studies and Solutions, Inc. |
| Daniel J. Gregory | Regional Vice President, Canadian Utility Operations, Davey Tree Expert Co. of Canada, Limited |
| Sarah E. Halford | Regional Vice President of Business Support, Utility Asset Management, Davey Resource Group, Inc. |
| William R. Heriford | Regional Vice President, Davey Tree Surgery Company |
| Scott W. Heim | Vice President, Northeast Operations, U.S. Residential/Commercial Services |
| Daniel A. Herms | Vice President & GM, The Davey Institute |

| | |
|---|---|
| Paul R. Holland | Vice President & Controller, Davey Tree Expert Co. of Canada, Limited |
| Scott A. Hyland | Vice President, Marketing |
| Jesse J. Imbeault | Regional Vice President, Alberta & Saskatchewan Utility, Davey Tree Expert Co. of Canada, Limited |
| Kenneth A. Joehlin | Vice President, DRG New Ventures, Davey Resource Group, Inc. |
| Steven C. Johnston | Regional Vice President, Utility Asset Management, Davey Resource Group, Inc. |
| Darran S. Malcolm | Operations Vice President, Eastern Utility and National Railroad, Davey Tree Expert Co. of Canada, Limited |
| Thomas J. Mascia | Vice President, Davey Mitigation, Davey Resource Group, Inc. |
| John J. McCabe III | Vice President & GM, Utility Vegetation Management, Davey Resource Group, Inc. |
| Clinton T. McFall | Regional Vice President, Utility Asset Management, Davey Resource Group, Inc. |
| Gregory R. McRae | Regional Vice President, National Railroad, Davey Tree Expert Co. of Canada, Limited |
| Jeffrey A. McCormick | Regional Vice President, Northern Operations, Davey Tree Surgery Company |
| Paul A. Milano | Vice President, Fleet Services and Procurement |
| David A. Miller | Regional Vice President, Southern Operations, Davey Tree Surgery Company |
| Michael J. Mittiga | Vice President & GM, Eastern Utility, U.S. Utility Services |
| Michael D. Nash | Vice President & GM, Canadian Residential Operations, Davey Tree Expert Co. of Canada, Limited |

| | |
|---|---|
| Johnny L. Page | Regional Vice President, Gulf Operations, U.S. Utility Services |
| Jeffrey S. Parson | Regional Vice President, Central Operations, U.S. Utility Services |
| Michael A. Perri | Regional Vice President, Ontario Utility Operations, Davey Tree Expert Co. of Canada, Limited |
| Patrick R. Perry | Vice President of Safety & Employee Development, Davey Tree Expert Co. of Canada, Limited |
| Kevin B. Peters | Vice President, Operations, Davey Tree Surgery Company |
| M. Blane Pshigoda | Operations Vice President, Commercial Landscape Services |
| Sandra L. Reid | Vice President, Corporate Communications and Strategic Planning |
| Donald J. Roppolo, Jr. | Vice President of Health and Safety Operations Support |
| Jeremy L. Sadler | Regional Vice President, Business Development, Utility Asset Management, Davey Resource Group, Inc. |
| Philip G. Snyder | Vice President, Health & Safety |
| Mark J. Svozil | Vice President & GM, Commercial Landscape Services |
| John R. Tokarczyk | Regional Vice President, Lakes Region, U.S. Utility Services |
| William J. Van Cura | Vice President, Operations, Atlantic Region and Wolf Tree, U.S. Utility Services |
| Blair A. Veitch | Vice President & GM, Canadian Utility Operations, Davey Tree Expert Co. of Canada, Limited |
| John A. Wright | Vice President, Operations, Commercial Landscape Services |
| James A. Zwack | Vice President & GM, DRG Environmental Consulting and WSSI, Davey Resource Group, Inc. |





THE DAVEY TREE EXPERT COMPANY
1500 North Mantua Street, P.O. Box 5193
Kent, Ohio 44240-5193

www.davey.com
© 2025, The Davey Tree Expert Company
All Rights Reserved